MUFG Securities EMEA Plc – SBS
Amendments to Form SBSE A/A – August 2025

1. Added the CRD Number to Mr Masatoshi Komoriya (Principal) which is 8066085
2. Attached an amended Firm Disciplinary Information document.
3. Attached the new firm Disclosure Matter Page relating to the Firm Disciplinary Information.